UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 30, 2021

(Date of Report (Date of earliest event reported))

SUGARFINA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1700 E. Walnut Ave., Suite 500, El Segundo, CA	90245
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Filing of Amended Posting Agreement and Broker Participation Agreement

On July 23, 2021 Sugarfina Corporation (the “Company”) and StartEngine Primary, LLC (“StartEngine Primary”) entered into an Amended Posting Agreement. In addition, OpenDeal Portal LLC dba Republic (Republic”) has been added as a broker for the Company’s offering. The Company is filing the Amended Posting Agreement and the Broker Participation Agreement between StartEngine Primary and Republic, as Exhibits 1.2 and 1.3, respectively, to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGARFINA CORPORATION

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer

Date: July 30, 2021

Exhibit Index

Exhibit No.	Description

1.2	Amended Posting Agreement with StartEngine Primary LLC

1.3	Agreement between StartEngine Primary LLC and OpenDeal Portal LLC dba Republic